January 17, 2008 By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attention:   Jeffrey P. Riedler

Re:	Alseres Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 20, 2007
File No. 333-146171
Ladies and Gentlemen:
On behalf of Alseres Pharmaceuticals, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the "Registration Statement”).
Amendment No. 2 is being filed in response to comments contained in the letter dated January 7, 2008 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Peter G. Savas, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.
On behalf of the Company, we advise you as follows:
Selling Stockholders, page 26
1.	We note your response to our prior comment 4 and reissue that comment in part. It appears that the Series E Convertible Preferred Stock is the only convertible security issued to the selling shareholders that remains outstanding. With respect to the Series E Convertible Preferred Stock, please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Baltimore     Beijing     Berlin      Boston     Brussels     London     New York      Oxford     Palo Alto     Waltham     Washington

Securities and Exchange Commission
January 17, 2008

•	the total possible profit to be realized as a result of any conversion discount for the Series E Convertible Preferred Stock, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of the Series E Convertible Preferred Stock;

•	the conversion price per share as of the date of the sale of the Series E Convertible Preferred Stock, calculated as follows:
-	if the conversion price per share is set at a fixed price, use the price per share on the date of the sale of the Series E Convertible Preferred Stock; and
-	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the Series E Convertible Preferred Stock and determine the conversion price per share as of that date;
•	the total possible shares to be received (assuming complete conversion);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the Series E Convertible Preferred Stock and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying the Series E Convertible Preferred Stock calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of the Series E Convertible Preferred Stock, calculated by subtracting the total conversion price on the date of the sale of the Series E Convertible Preferred Stock from the combined market price of the total number of underlying shares on that date.

Response:	The Company has revised the disclosure on page 26 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
January 17, 2008

* * *
          If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.
Very truly yours,
/s/ Philip P. Rossetti
Philip P. Rossetti

cc:	Peter G. Savas, Alseres Pharmaceuticals, Inc.
Kenneth L. Rice, Esq., Alseres Pharmaceuticals, Inc.